Filed by Center Trust, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Center Trust, Inc.
Commission File No. 001-12588

Pan Pacific Retail Properties, Inc. Traded: NYSE: PNP 1631 S. Melrose Drive, Suite B Vista, CA 92083	Center Trust, Inc. Traded: NYSE: CTA 3500 Sepulveda Boulevard Manhattan Beach, CA 90266

Pan Pacific contact: Carol Merriman, Investor Relations (760) 727-1002 x102

Center Trust contact: Stuart Gulland, President and Chief Operating Officer (310) 546-4520

FOR IMMEDIATE RELEASE
Wednesday, November 6, 2002

PAN PACIFIC RETAIL PROPERTIES TO ACQUIRE CENTER TRUST

Pan Pacific Raises FFO Guidance for 2003

Highlights

•	Stock-for-stock transaction with each Center Trust share exchanged for 0.218 of a Pan Pacific share

•	Total transaction value of approximately $600 million

•	Expected to be accretive to Pan Pacific’s current 2003 FFO per share consensus estimate

•	Increases Pan Pacific’s portfolio by 37% from 14.2 million square feet to 19.4 million sq. ft.

•	Significantly enhances Pan Pacific’s presence in Southern California by 125% to 5.2 million sq. ft.

•	Diversifies Pan Pacific’s tenant base increasing it by 36% to over 3,400 retailers

•	Provides opportunity to realize efficiencies including an anticipated $1.5 million in G&A savings

•	Increases Pan Pacific’s share base (fully diluted) by 18% from 34.7 million shares to 41.1 million

•	Increases Pan Pacific’s total market capitalization to approximately $2.3 billion

•	Each company’s board of directors has unanimously approved the transaction

•	Center Trust stockholders will receive a 73% increase in common dividends

         SAN DIEGO, Calif., November 6, 2002 – Pan Pacific Retail Properties, Inc. (NYSE: PNP) and Center Trust, Inc. (NYSE: CTA) today announced that they have entered into a definitive agreement in which Pan Pacific will acquire Center Trust. Once the transaction is completed, Pan Pacific is expected to own 138 shopping centers diversified across the West Coast, encompassing 19.4 million square feet, with a total market capitalization of approximately $2.3 billion, including an equity market capitalization of approximately $1.4 billion (based on Pan Pacific’s closing price as of November 5, 2002).

         “The transaction will significantly increase our presence in Southern California, enhance our geographic diversification and further solidify our leadership position among shopping center REITs on the West Coast,” stated Stuart A. Tanz, President and Chief Executive Officer of Pan Pacific. “The Center Trust portfolio is an exceptional strategic fit with our core portfolio, featuring grocery-anchored shopping centers located in mature, in-fill markets, predominately within the greater Los Angeles and San Diego metropolitan markets. The demographic profile for the portfolio is strong with a trade area population in excess of 160,000 on average. Furthermore, the portfolio offers numerous opportunities for growth through capitalizing on our proven, hands-on management and leasing programs.” Mr. Tanz also commented, “With this transaction, we expect to achieve FFO per share growth in 2003 of approximately 10%. Pan Pacific will now be the only public shopping center REIT focused exclusively on the West Coast and will be uniquely positioned to continue sourcing attractive opportunities, generating consistent growth and increasing stockholder value.”

         Ned Fox, Chairman and Chief Executive Officer of Center Trust stated, “The Center Trust board of directors has unanimously approved this transaction. The exchange ratio represents a premium over Center Trust’s recent stock price and Center Trust stockholders will receive a 73% increase in their regular, quarterly dividend. After reviewing available strategic alternatives over the last two and a half years, we firmly believe this transaction to be in the best interest of Center Trust stockholders. We believe that the transaction achieves our stated goal to maximize net asset value for all stockholders and is a direct result of the steps taken to position Center Trust with financial flexibility and a viable business plan. The transaction offers numerous important strategic benefits for Center Trust stockholders, who will become investors in a much larger and more diverse company with an unparalleled portfolio of shopping centers on the West Coast. Additionally, Pan Pacific has a strong track record of generating consistently strong financial and operational results, and is an investment-grade rated company with one of the lowest debt levels among shopping center REITs.”

TRANSACTION TERMS

         The transaction values Center Trust at approximately $600 million, including transaction costs and debt assumption. It is being structured as a tax-free merger, in which each share of Center Trust common stock will be converted into the right to receive 0.218 newly issued shares of Pan Pacific common stock, based upon a fixed exchange ratio. As a result, Pan Pacific will issue approximately 6.4 million shares of common stock, on a fully diluted basis, to Center Trust’s equity holders, representing a 15.6% pro forma interest in Pan Pacific, on a fully diluted basis. Pan Pacific expects to assume approximately $136 million of Center Trust’s secured debt, which bears interest at a weighted average fixed interest rate of 6.3%. Following the closing, Pan Pacific expects to retire approximately $228 million of Center Trust secured debt through a combination of new Pan Pacific unsecured debt and the sale of certain non-core assets. The transaction is expected to be approximately leverage neutral to Pan Pacific.

         The transaction has been unanimously approved by each company’s board of directors and is expected to be completed in the first quarter of 2003, subject to approval by a two-thirds vote of the Center Trust stockholders and other customary conditions. Center Trust’s largest stockholder, Prometheus Western Retail, an affiliate of LF Strategic Realty Investors, and Center Trust’s senior management have agreed to vote shares, representing approximately 52% of Center Trust’s outstanding shares of common stock, in favor of the transaction. Upon completion of the transaction, Prometheus Western Retail will own approximately 3.4 million Pan Pacific shares of common stock, representing an approximate 8% pro forma interest in Pan Pacific, on a fully diluted basis.

         Taking into account the fixed exchange ratio and Pan Pacific’s most recently paid quarterly common dividend of $0.475 per share, would equate to an approximate 73% increase over Center Trust’s most recently paid quarterly common dividend of $0.06 per share.

         Pan Pacific will continue to be led by its existing five-member board of directors, four of which are independent, and its existing senior management team.

         Credit Suisse First Boston is acting as exclusive financial advisor for Pan Pacific. Merrill Lynch & Co. is acting as exclusive financial advisor for Center Trust and provided a fairness opinion to the board of directors as to the exchange ratio to the holders of shares of Center Trust common stock.

PORTFOLIO SUMMARY

         The transaction will significantly increase Pan Pacific’s Southern California presence and will provide Pan Pacific with a more balanced geographic representation across its core West Coast markets. Upon completion of the transaction, Pan Pacific is expected to own 138 centers encompassing approximately 19.4 million square feet.

	Pan Pacific		Center Trust (1)		Pro Forma Pan Pacific

	Sq. Ft. (000s)	% of Total	Sq. Ft. (000s)	% of Total	Sq. Ft. (000s)	% of Total

Northern California	5,275	37%	390	8%	5,665	29%

Southern California	2,415	17%	2,991	58%	5,406	28%

Oregon	2,631	18%	596	11%	3,227	17%

Nevada	2,033	14%	0	0%	2,033	11%

Washington	1,631	12%	253	5%	1,884	9%

Arizona	0	0%	931	18%	931	5%

Other	236	2%	0	0%	236	1%

Total Portfolio	14,221	100%	5,161	100%	19,382	100%

(1)	Data excludes Media City Center.

TENANT SUMMARY

         The transaction broadens and further diversifies Pan Pacific’s strong tenant base. Upon completion of the transaction, Pan Pacific’s tenant base will increase from approximately 2,500 tenants to over 3,400, and approximately 80% of the total gross leasable area will be leased to national and regional retailers.

	Pan Pacific		Center Trust (1)		Pro Forma Pan Pacific

	Rent ($000s)	% of Total	Rent ($000s)	% of Total	Rent ($000s)	% of Total

Safeway/Vons/Pak N Save	$6,575	4.2%	$1,777	3.3%	$8,352	4.0%

Raley’s Supermarket	7,225	4.6%	0	0%	7,225	3.4%

Wal-Mart	2,837	1.8%	3,039	5.6%	5,876	2.8%

Kroger/Ralphs/QFC	4,633	3.0%	1,115	2.0%	5,747	2.7%

Albertsons/Sav-on	4,119	2.6%	590	1.1%	4,709	2.2%

Rite Aid	3,473	2.2%	436	0.8%	3,909	1.8%

Ross Dress for Less	2,091	1.3%	677	1.2%	2,768	1.3%

Hollywood Video	1,773	1.1%	709	1.3%	2,481	1.2%

Blockbuster Video	2,233	1.4%	150	0.3%	2,384	1.1%

(1)	Data excludes Media City Center.

         Jeffrey S. Stauffer, Chief Operating Officer of Pan Pacific stated, “With Pan Pacific’s established infrastructure, we expect to efficiently integrate the 30 Center Trust properties into our existing 108 property portfolio. Both companies use similar accounting and property management systems, which will enhance our ability to effectively integrate the Center Trust portfolio and generate meaningful efficiencies after closing.” Mr. Stauffer also added, “Similar to our acquisition of Western Properties Trust two years ago, approximately two-thirds of the Center Trust portfolio is leased to existing Pan Pacific tenants, enabling our leasing team to capitalize on these strong tenant synergies. Furthermore, the Center Trust portfolio is currently 89% occupied, providing an excellent opportunity for our leasing team to achieve strong internal growth by bringing the occupancy level up to the Pan Pacific standard.”

FINANCIAL SUMMARY

         With the issuance of 6.4 million shares of common stock, Pan Pacific’s share base will be increased to approximately 41.1 million shares of common stock, equating to an equity market capitalization of approximately $1.4 billion (based on Pan Pacific’s closing price as of November 5, 2002.) Assuming the transaction closes during the first quarter of 2003, Pan Pacific expects its pro forma total market capitalization will be approximately $2.3 billion as of March 31, 2003 with an estimated $910 million of debt outstanding, representing a 39% debt-to-total market capitalization ratio. Pan Pacific expects the debt to be comprised of approximately $374 million in secured debt and $536 million in unsecured debt. Pan Pacific expects its percentage of unencumbered net operating income will be approximately 71%, on a pro forma basis, and its interest coverage will remain approximately 3-to-1.

         Joseph B. Tyson, Chief Financial Officer of Pan Pacific noted, “The 0.218 exchange ratio represents the approximate relationship in net asset value between the two companies. With this transaction, we now expect our FFO per share for 2003 to be in the $3.22 to $3.24 range.”

CONFERENCE CALL

         On Wednesday, November 6, 2002 at 1:00 p.m. Eastern Time, Pan Pacific will host a conference call to discuss its proposed acquisition of Center Trust, followed by a question and answer session, which will be limited to questions from analysts. Stockholders and interested parties may participate in this conference call by dialing (888) 792-1069 or (703) 871-3019. A taped replay of the call will be available through December 6, 2002 at (703) 925-2533 pass code 6304293.

         A live web cast (listen-only mode) of the conference call will be available at www.pprp.com via a link to www.vcall.com. An online replay will also be available through December 6, 2002.

ABOUT PAN PACIFIC

         Pan Pacific is an equity real estate investment trust (REIT) traded on the New York Stock Exchange under the symbol PNP. The Company is the largest neighborhood shopping center REIT on the West Coast. As of September 30, 2002, the Company’s portfolio totaled 108 shopping centers, encompassing 16.0 million square feet of retail space, which was 97.1% leased to 2,539 retailers. The portfolio is diversified across five Western U.S. markets: Northern California, Southern California, Washington, Oregon and Nevada.

         Pan Pacific focuses on creating long-term stockholder value by specializing in the acquisition, ownership and management of community and neighborhood shopping centers for everyday essentials. The Company’s strategy is aimed at providing stockholders with long-term stable cash flow through maintaining a diverse portfolio and tenant base, balanced with consistent growth through implementing its acquisition and property management programs.

         Pan Pacific is headquartered in Vista (San Diego) California, and has regional offices located in Sacramento, California; Kent, Washington; Portland, Oregon; and Las Vegas, Nevada.

ABOUT CENTER TRUST

         Center Trust, a fully integrated, self-managed real estate investment trust, is a leading developer, owner and manager of retail shopping centers in the Western United States. The Company owns or controls a portfolio of 32 retail properties, comprised of 30 open-air shopping centers and two regional malls, encompassing 7.5 million square feet.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements relate to matters such as the future operating results of Pan Pacific, future dividend payments by Pan Pacific, the potential G&A cost savings from the transaction, future earnings and FFO growth of the combined company, the successful integration of the businesses of Center Trust and Pan Pacific, and the ability of the combined company to obtain equity and debt financing. Such forward-looking statements are based on the beliefs of Pan Pacific’s and Center Trust’s management as well as assumptions made by and information currently available to each company’s management. The words “anticipate,” “believe,” “may,” “expect,” “will,” and similar expressions, variations of such terms or the negative of such terms as they relate to Pan Pacific or Center Trust used in this press release, are intended to identify such forward looking statements. Although the companies believe the expectations reflected in such forward-looking statements are based on reasonable assumptions, they can give no assurance that these expectations will be attained. Factors that could cause actual results to differ materially from the companies’ expectations include market valuations of their stock, financial performance and operations of their shopping centers, real estate conditions, execution of shopping center development programs, successful completion of renovations, completion of pending acquisitions including the completion of customary due diligence and closing conditions, changes in the availability of additional acquisitions, changes in local or national economic conditions, and other risks detailed from time to time in reports filed with the Securities and Exchange Commission including each company’s Annual Report on Form 10-K for the year ended December 31, 2001.

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction, referenced in this press release, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Pan Pacific and Center Trust respectively. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Pan Pacific and Center Trust with the Commission at the Commission’s website www.sec.gov. The proxy statement/prospectus and these other documents (as well as information as to the directors of Pan Pacific and Center Trust and their respective interests in the matters described herein) may also be obtained for free from: Pan Pacific by directing a request to Pan Pacific, Carol Merriman, 1631 S. Melrose Drive, Suite B, Vista CA 92083; and, Center Trust by directing a request to Stuart Gulland, 3500 Sepulveda Blvd., Manhattan Beach CA 90266.

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